EXHIBIT 99.7

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned with respect to the Common Stock, par value $0.01 par value per share, of Runway Growth Finance Corp., and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: April 3, 2025

OCM GROWTH HOLDINGS LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Managing Director

OAKTREE CAPITAL HOLDINGS, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Managing Director

BROOKFIELD ASSET MANAGEMENT ULC

By: /s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory